Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-282565
(To Prospectus dated November 8, 2024,
Prospectus Supplement dated November 8, 2024
and Product Supplement EQUITY STR-1 dated November 8, 2024)

412,550 Units $10 principal amount per unit CUSIP No. 06419E325	Pricing Date Settlement Date Maturity Date	October 23, 2025 October 30, 2025 November 6, 2026

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs

￭Automatically callable if the Observation Level on any Observation Date, occurring approximately six, nine and twelve months after the pricing date, is at or above the Starting Value

￭In the event of an automatic call, the amount payable per unit will be:

￭$10.670 if called on the first Observation Date

￭$11.005 if called on the second Observation Date

￭$11.340 if called on the final Observation Date

●The Basket is comprised of the SPDR® S&P® Regional Banking ETF, the Technology Select Sector SPDR® Fund and the Consumer Discretionary Select Sector SPDR® Fund, each of which will be given an equal weight.

￭If not called on either of the first two Observation Dates, a maturity of approximately one year

￭If not called, 1-to-1 downside exposure to decreases in the Basket with up to 100.00% of your principal amount at risk

￭All payments are subject to the credit risk of The Bank of Nova Scotia

￭No periodic interest payments

￭In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”

￭Limited secondary market liquidity, with no exchange listing

￭The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction

The notes are being issued by The Bank of Nova Scotia (“BNS”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-7 of this term sheet, “Additional Risk Factors” beginning on page TS-8 of this term sheet and “Risk Factors” beginning on page PS-7 of product supplement EQUITY STR-1.

The initial estimated value of the notes as of the pricing date is $9.69 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-20 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the U.S. Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price	$ 10.000	$4,125,500.00
Underwriting discount	$ 0.125	$51,568.75
Proceeds, before expenses, to BNS	$ 9.875	$4,073,931.25

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Securities

October 23, 2025

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Summary

The Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the CDIC or the FDIC, and are not, either directly or indirectly, an obligation of any third party. The notes are not bail-inable debt securities (as defined in the prospectus). The notes will rank equally with all of our other unsecured senior debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BNS. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the basket of three ETFs described below (the “Basket”), on any Observation Date is equal to or greater than the Call Level. If the notes are not called, at maturity, if the Ending Value is less than the Threshold Value, you will lose all or a portion of the principal amount of your notes. Payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The economic terms of the notes (including the Call Premiums and Call Amounts) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, reduced the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes.

The Basket is comprised of the SPDR® S&P® Regional Banking ETF, the Technology Select Sector SPDR® Fund and the Consumer Discretionary Select Sector SPDR® Fund (each a “Basket Component”), each of which was given an equal weight.

On the cover page of this term sheet, we have provided the initial estimated value for the notes. The initial estimated value was determined by reference to our internal pricing models, which take into consideration certain factors, such as our internal funding rate on the pricing date and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-20.

Terms of the Notes		Payment Determination
Issuer:	The Bank of Nova Scotia (“BNS”)

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Principal Amount:	$10.00 per unit
Term:	Approximately one year, if not called on either of the first two Observation Dates
Market Measure:

An equally weighted basket comprised of three ETFs which are the SPDR® S&P® Regional Banking ETF (Bloomberg symbol: “KRE”, the “KRE”), the Technology Select Sector SPDR® Fund (Bloomberg symbol: “XLK”, the “XLK”) and the Consumer Discretionary Select Sector SPDR® Fund (Bloomberg symbol: “XLY”, the “XLY”)

Starting Value:	100.00
Observation Level:	The value of the Market Measure on the applicable Observation Date
Ending Value:	The Observation Level of the Market Measure on the final Observation Date
Observation Dates:

April 17, 2026, July 24, 2026 and October 30, 2026, (the final Observation Date).

The Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page PS-26 of product supplement EQUITY STR-1.

Call Level:	100.00 (100.00% of the Starting Value)
Call Amounts (per Unit) and Call Premiums:

$10.670, representing a Call Premium of 6.70% of the principal amount, if called on the first Observation Date; $11.005, representing a Call Premium of 10.05% of the principal amount, if called on the second Observation Date; and $11.340, representing a Call Premium of 13.40% of the principal amount, if called on the final Observation Date.

Call Settlement Dates:

Approximately the fifth business day following the applicable Observation Date, subject to postponement as described on page PS-24 of product supplement EQUITY STR-1; provided however that the Call Settlement Date related to the final Observation Date will be the maturity date.

Price Multiplier:	1, for each Basket Component, subject to adjustment for certain corporate events relating to that Basket Component, as described on page PS-30 of product supplement EQUITY STR-1.
Threshold Value:	100.00 (100.00% of the Starting Value)
Fees and Charges:	The underwriting discount of $0.125 per unit listed on the cover page and the hedging related charge of

Autocallable Strategic Accelerated Redemption Securities®	TS-2

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

$0.05 per unit described in “Structuring the Notes” on page TS-20
Calculation Agent:	BofA Securities, Inc. (“BofAS”)

Autocallable Strategic Accelerated Redemption Securities®	TS-3

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement EQUITY STR-1 dated November 8, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000183988224038321/bns_424b2-21312.htm

￭Prospectus supplement dated November 8, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000183988224038303/bns_424b3-21311.htm

￭Prospectus dated November 8, 2024:
http://www.sec.gov/Archives/edgar/data/9631/000119312524253771/d875135d424b3.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. You should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BNS.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Observation Level of the Market Measure on any of the Observation Dates will be equal to or greater than the Call Level and, if the notes are automatically called prior to the final Observation Date, you accept an early exit from your investment.

￭You accept that the return on the notes will be limited to the return represented by the applicable Call Premium even if the percentage change in the value of the Market Measure is greater than the applicable Call Premium.

￭You are willing to risk a loss of principal and return if the notes are not automatically called and the Basket decreases from the Starting Value to the Ending Value.

￭You are willing to forgo interest payments that are paid on conventional interest-bearing debt securities.

￭You are willing to forgo dividends or other benefits of owning the Basket Components or the securities held by the Basket Components.

￭You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amount or the Redemption Amount.

￭You wish to make an investment that cannot be automatically called.

￭You believe that the value of the Basket will decrease from the Starting Value to the Ending Value.

￭You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

￭You seek an uncapped return on your investment.

￭You seek principal repayment or preservation of capital.

￭You seek interest payments or other current income on your investment.

￭You want to receive dividends or other benefits of owning the Basket Components or the securities held by the Basket Components.

￭You seek an investment for which there will be a liquid secondary market.

￭You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors concerning an investment in the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-4

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Observation Levels, and term of your investment.

The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

(1)the Starting Value of 100.00;

(2)the Threshold Value of 100.00;

(3)the Call Level of 100.00;

(4)the term of the notes of approximately one year, if the notes are not called on either of the first two Observation Dates;

(5)a Call Premium of 6.70% of the principal amount if the notes are called on the first Observation Date, 10.05% if called on the second Observation Date and 13.40% if called on the final Observation Date; and

(6)Observation Dates occurring approximately six, nine and twelve months after the pricing date.

For recent hypothetical values of the Basket, see “The Basket” section below. For recent actual prices of the Basket Components, see “The Basket Components” section below. In addition, all payments on the notes are subject to issuer credit risk.

Notes Are Called on an Observation Date

The notes will be called at $10.00 plus the applicable Call Premium if the Observation Level on one of the Observation Dates is equal to or greater than the Call Level.

Example 1 - The Observation Level on the first Observation Date is 150.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $0.670 = $10.670 per unit.

Example 2 - The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.005 = $11.005 per unit.

Example 3 - The Observation Levels on the first two Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 125.00. Therefore, the notes will be called at $10.00 plus the Call Premium of $1.340 = $11.340 per unit.

Notes Are Not Called on Any Observation Date

Example 4 - The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the principal amount. For example, if the Ending Value is 85.00, the Redemption Amount per unit will be:

Autocallable Strategic Accelerated Redemption Securities®	TS-5

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value	100.00	100.00	100.00	100.00
Call Level	100.00	100.00	100.00	100.00
Threshold Value	100.00	100.00	100.00	100.00
Observation Level on the First Observation Date	150.00	90.00	90.00	88.00
Observation Level on the Second Observation Date	N/A	105.00	90.00	78.00
Observation Level on the Final Observation Date	N/A	N/A	125.00	85.00
Return on the Basket	50.00%	5.00%	25.00%	-15.00%
Return on the Notes	6.70%	10.05%	13.40%	-15.00%
Call Amount / Redemption Amount per Unit	$10.670	$11.005	$11.340	$8.500

Autocallable Strategic Accelerated Redemption Securities®	TS-6

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product supplement EQUITY STR-1, page S-2 of the prospectus supplement, and page 8 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors concerning an investment in the notes.

Structure-Related Risks

￭If the notes are not automatically called, your investment will result in a loss; there is no guaranteed return of principal.

￭Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

￭Your investment return is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Basket Components or the securities held by the Basket Components.

Market Measure-Related Risks

￭Changes in the price of one of the Basket Components may be offset by changes in the price of the other Basket Component.

￭The sponsor of the underlying index of a Basket Component (each, an “Underlying Index”) and the trustee of a Basket Component may adjust the relevant Basket Component in a way that may adversely affect its price and your interests and these entities have no obligation to consider your interests.

￭You will have no rights of a holder of the Basket Components or the securities held by the Basket Components, and you will not be entitled to receive any dividends or other distributions by the Basket Components, any shares of the Basket Components or the securities held by the Basket Components.

￭While we, MLPF&S, BofAS or our or their respective affiliates may from time to time own shares of the Basket Components or the securities held by the Basket Components, none of us, MLPF&S, BofAS or our or their respective affiliates control any Basket Component and have not verified any disclosure made with respect to any Basket Component.

￭There are liquidity and management risks associated with the Basket Components.

￭The performance of a Basket Component may not correlate with the performance of its Underlying Index as well as the net asset value per share of such Basket Component, especially during periods of market volatility when the liquidity and the market price of such Basket Component and/or the securities held by such Basket Component may be adversely affected, sometimes materially.

￭Payments on the notes will not be adjusted for all corporate events that could affect the Basket Components. See “Description of The Notes— Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-29 of product supplement EQUITY STR-1.

Valuation- and Market-Related Risks

￭Our initial estimated value of the notes is lower than the public offering price of the notes. Our initial estimated value of the notes is only an estimate. The public offering price of the notes exceeds our initial estimated value because it includes costs associated with selling and structuring the notes, as well as hedging our obligations under the notes, with a third party, which may include BofAS or one of its affiliates. These costs include the underwriting discount and an expected hedging related charge, as further described in “Structuring the Notes” on page TS-20.

￭Our initial estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value of the notes was determined by reference to our internal pricing models when the terms of the notes were set. These pricing models consider certain factors, such as our internal funding rate on the pricing date, the expected term of the notes, market conditions and other relevant factors existing at that time, and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are different from our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any of our assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, the performance of the Basket, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Our initial estimated value does not represent a minimum price at which we or any agents would be willing to buy your notes in any secondary market (if any exists) at any time.

￭Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. The internal funding rate used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If we were to use the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for the notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and the price at which you may be able to sell the notes in any secondary market.

Autocallable Strategic Accelerated Redemption Securities®	TS-7

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

￭A trading market is not expected to develop for the notes. None of us, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-Related Risks

￭Our business, hedging and trading activities, and those of MLPF&S, BofAS and our and their respective affiliates (including trades in the Basket Components or the securities held by the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our or their respective affiliates engage in for our clients’ accounts, may affect the market value of, and return on, the notes and may create conflicts of interest with you.

￭There may be potential conflicts of interest involving the calculation agent, which is BofAS. We have the right to appoint and remove the calculation agent.

General Credit-Related Risks

￭Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

Tax-Related Risks

￭The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below.

￭The conclusion that no portion of the interest paid or credited or deemed to be paid or credited on a note will be “Participating Debt Interest” subject to Canadian withholding tax is based in part on the current published administrative position of the CRA. There cannot be any assurance that CRA’s current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of Participating Debt Interest subject to Canadian withholding tax. If, at any time, the interest paid or credited or deemed to be paid or credited on a note is subject to Canadian withholding tax, you will receive an amount that is less than the Redemption Amount. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Summary of Canadian Federal Income Tax Consequences” below, “Canadian Taxation—Debt Securities” on page 66 of the prospectus and “Supplemental Discussion of Canadian Federal Income Tax Consequences” on page PS-39 of product supplement EQUITY STR-1.

Additional Risk Factors

Additional Market Measure-Related Risks

All of the securities held by each respective Basket Component are concentrated in one sector.

All of the securities held by each Basket Component are issued by companies in the sector represented by such Basket Component. As a result, the securities that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by any Basket Component, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in these sectors. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to securities of a more broadly diversified group of issuers.

The performance of companies in the sectors represented by each Basket Component will be affected by various factors that interact in complex and unpredictable ways, including macroeconomic conditions, geopolitical events, interest rates, industry competition, governmental actions and supply and demand for the products and services offered by such companies. Adverse developments in the sector represented by any Basket Component may have a significant adverse effect on the value of such Basket Component and the value of the notes.

Autocallable Strategic Accelerated Redemption Securities®	TS-8

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the prices of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component was assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes—Basket Market Measures” beginning on page PS-34 of product supplement EQUITY STR-1.

On the pricing date, for each Basket Component, the Initial Component Weight, the Closing Market Price, the Component Ratio and the initial contribution to the Basket value were as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)	Component Ratio(2)	Initial Basket Value Contribution
The SPDR® S&P® Regional Banking ETF	KRE	33.34%	$60.18	0.55400465	33.34
The Technology Select Sector SPDR® Fund	XLK	33.33%	$289.09	0.11529282	33.33
The Consumer Discretionary Select Sector SPDR® Fund	XLY	33.33%	$238.37	0.13982464	33.33
				Starting Value	100.00

(1)These were the Closing Market Prices of the Basket Components on the pricing date.

(2)Each Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100.00, and then divided by the Closing Market Price of that Basket Component on the pricing date and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket on each Observation Date by summing the products of (a) the Closing Market Price for each Basket Component on such day (multiplied by its Price Multiplier on such day) and (b) the Component Ratio applicable to such Basket Component. The Price Multiplier for each Basket Component will initially be 1, and is subject to adjustment as described in product supplement EQUITY STR-1. If (i) a Market Disruption Event occurs as to any Basket Component on a scheduled Observation Date or (ii) the scheduled Observation Date is determined by the calculation agent not to be a Market Measure Business Day for any Basket Component by reason of an extraordinary event, occurrence, declaration or otherwise, the Closing Market Price of that Basket Component will be determined as more fully described in the section entitled “Description of the Notes— Basket Market Measures—Observation Level and Ending Value of the Basket” beginning on page PS-35 of product supplement EQUITY STR-1.

Autocallable Strategic Accelerated Redemption Securities®	TS-9

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

While actual historical information on the Basket did not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2015 through October 23, 2025. The graph is based upon actual daily historical prices of the Basket Components, hypothetical Component Ratios based on the Closing Market Prices of the Basket Components as of December 31, 2014, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Autocallable Strategic Accelerated Redemption Securities®	TS-10

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of SSGA Funds Management, Inc. (“SSGA”) with respect to each of the KRE, the XLK and the XLY. SSGA has no obligation to continue to publish, and may discontinue or suspend the publication of the applicable Basket Component at any time. The consequences of any discontinuance of a Basket Component are discussed in the section entitled “Description of the Notes— Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-29 of product supplement EQUITY STR-1. None of us, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor Basket Component.

The SPDR® S&P® Regional Banking ETF

The shares of the KRE are issued by SPDR® Series Trust, a registered investment company. The shares of the KRE seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Regional Banks Select Industry Index, its Underlying Index. The Underlying Index represents the regional banks industry portion of the S&P® Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The KRE is composed of companies that are regional banks.

The KRE trades on the NYSE Arca under the ticker symbol “KRE”.

Investment Objective and Strategy

SSGA uses a sampling strategy to manage the KRE, an indexing investment strategy, which means that the KRE is not required to purchase all of the securities represented in the Underlying Index. Instead, the KRE may purchase a subset of the securities in the Underlying Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Underlying Index. The KRE may or may not hold all of the securities that are included in the Underlying Index.

Under normal market conditions, the KRE generally invests substantially all, but at least 80%, of its total assets in the securities comprising the Underlying Index. In addition, in seeking to track the Underlying Index, the KRE may invest in equity securities that are not included in the Underlying Index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA). In seeking to track the Underlying Index, the KRE’s assets will generally be concentrated in an industry or group of industries to the extent that the Underlying Index concentrates in a particular industry or group of industries. Futures contracts may be used by the KRE in seeking performance that corresponds to the Underlying Index and in managing cash flows.

The S&P Regional Banks Select Industry Index

The Underlying Index is a modified equal-weighted index that is designed to measure the performance of the regional banks portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca), the NYSE MKT, the Nasdaq Global Select Market, and the Nasdaq Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the regional banks industry portion of the S&P TMI.

The KRE tracks the performance of the total return version of the Underlying Index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the Underlying Index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the KRE tracks the performance of the total return version of the Underlying Index, the return on your notes will not reflect any dividends paid on the KRE shares, on the securities purchased by the KRE or on the securities that comprise the Underlying Index.

Eligibility for Inclusion in the Underlying Index

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the following combined size and liquidity criteria:

•be a current constituent with a float-adjusted market capitalization (“FAMC”) above US $300 million and float-adjusted liquidity ratio (“FALR”) above 50%;

•FAMC above US $500 million and FALR above 90%; or

•FAMC above US $400 million and FALR above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in the order of their FAMC to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Autocallable Strategic Accelerated Redemption Securities®	TS-11

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Calculation of the Total Return of the Underlying Index

The KRE tracks the performance of the “total return” version of the Underlying Index. The total return calculation begins with the price return of the Underlying Index. The price return Underlying Index is calculated as the index market value divided by the divisor. In an equal-weighted index like the Underlying Index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the Underlying Index on each rebalancing date. The adjusted market capitalization for each stock in the Underlying Index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the Underlying Index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the Underlying Index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments (i.e., modifications) are also made to ensure that no stock in the Underlying Index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the Index Committee, as defined below.

The maximum basket liquidity weight for each stock in the Underlying Index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the Underlying Index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the Underlying Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the Underlying Index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the Underlying Index contains exactly 22 stocks as of the rebalancing effective date, the Underlying Index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P TMI, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest FAMC). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the Underlying Index, it may be retained in the Underlying Index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to Underlying Index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The Underlying Index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The Underlying Index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the Underlying Index comparable over time and is one manipulation point for adjustments to the Underlying Index, which we refer to as maintenance of the Underlying Index.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the Underlying Index is calculated by multiplying the per share dividend by the number of shares included in the Underlying Index. Dividends are reinvested in the Underlying Index after the close on the ex-date for such dividend. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the Underlying Index is calculated as a fraction minus 1, the numerator of which is the sum of the Underlying Index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs quarterly after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Closing prices as of the second Friday of the rebalancing month are used for setting index weights. Existing stocks in the index are removed at the quarterly rebalancing if either their FAMC falls below $300 million or their FALR falls below 50%. A stock will also be deleted from the index if the S&P Total Market Index deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility

Autocallable Strategic Accelerated Redemption Securities®	TS-12

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock does not belong to the regional banks sub-industry after the classification change, it is removed from the index on the next rebalancing date.

In the case of mergers involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements.

Adjustments are made to the Underlying Index in the event of certain corporate actions relating to the stocks included in the Underlying Index, such as spin-offs, rights offerings, stock splits and special dividends.

Index Committee

An index committee (the “Index Committee”) maintains the Underlying Index and consists of full-time professional members of S&P staff. At regular meetings, the Index Committee reviews pending corporate actions that may affect constituents of the Underlying Index, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the Underlying Index and any significant market events. The Index Committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:

1)If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

2)If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

1)If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

Autocallable Strategic Accelerated Redemption Securities®	TS-13

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

The Technology Select Sector SPDR® Fund

The shares of the XLK are issued by Select Sector SPDR® Trust, a registered investment company. The XLK seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Technology Select Sector Index. The XLK measures the performance of the technology and telecom sector of the U.S. equity market. The XLK is composed of equity securities of companies from technology hardware, storage, and peripherals; software; diversified telecommunication services; communications equipment; semiconductors and semiconductor equipment; internet software and services; IT services; electronic equipment, instruments and components; and wireless telecommunication services. The Technology Select Sector SPDR® Fund trades on the NYSE Arca under the ticker symbol “XLK.”

Investment Approach

The XLK utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Technology Select Sector Index. The XLK will invest in substantially all of the securities which comprise the Technology Select Sector Index. The XLK will normally invest at least 95% of its total assets in common stocks that comprise the Technology Select Sector Index.

Investment Objective and Strategy

The XLK seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Technology Select Sector Index. The investment manager of the XLK uses a replication strategy to try to achieve the XLK’s investment objective, which means that the XLK generally invests in substantially all of the securities represented in the Technology Select Sector Index in approximately the same proportions as the Technology Select Sector Index. Under normal market conditions, the XLK generally invests at least 95% of its total assets in the securities comprising the Technology Select Sector Index. In certain situations or market conditions, the XLK may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the XLK’s investment objective and is in the best interest of the XLK. For example, if the XLK is unable to invest directly in a component security or if a derivative investment may provide higher liquidity than other types of investments, it may make larger than normal investments in derivatives to maintain exposure to the Technology Select Sector Index that it tracks. Consequently, under such circumstances, the XLK may invest in a different mix of investments than it would under normal circumstances. The XLK will provide shareholders with at least 60 days’ notice prior to any material change in its investment policies. The XLK is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities. This differs from an actively managed underlying, which typically seeks to outperform a benchmark index.

Notwithstanding the XLK’s investment objective, the return on your Notes will not reflect any dividends paid on shares of the XLK, on the securities purchased by the XLK or on the securities that comprise the Technology Select Sector Index.

The Underlying Index of the XLK is part of the Select Sector Indices. See “The Select Sector Indices” below.

The Consumer Discretionary Select Sector SPDR® Fund

The shares of the XLY are issued by Select Sector SPDR® Trust, a registered investment company. The XLY seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Consumer Discretionary Select Sector Index (the “Underlying Index”). The XLY measures the performance of the consumer discretionary sector of the U.S. equity market. The XLY is composed of equity securities of companies in retail (specialty, multiline, internet and direct marketing); hotels, restaurants and leisure; textiles, apparel and luxury goods; household durables; automobiles; auto components; distributors; leisure products; and diversified consumer services. The XLY trades on the NYSE Arca under the ticker symbol “XLY.”

Investment Approach

The XLY utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Consumer Discretionary Select Sector Index. The XLY will invest substantially in all of the securities which comprise the Underlying Index. The XLY will normally invest at least 95% of its total assets in common stocks that comprise the Consumer Discretionary Select Sector Index..

Investment Objective and Strategy

The XLY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Consumer Discretionary Select Sector Index. The investment manager of the XLY uses a replication strategy to try to achieve the XLY’s investment objective, which means that the XLY generally invests in substantially all of the securities represented in the Consumer Discretionary Select Sector Index in approximately the same proportions as the Consumer Discretionary Select Sector Index. Under normal market conditions, the XLY generally invests at least 95% of its total assets in the securities comprising the Consumer Discretionary Select Sector Index. In certain situations or market conditions, the XLY may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the XLY’s investment objective and is in the best interest of the XLY. For example, if the XLY is unable to invest directly in a component security or if a derivative investment may provide higher liquidity than other types of investments, it may make larger than normal investments in derivatives to maintain exposure to the Consumer Discretionary Select Sector Index that it tracks. Consequently, under such circumstances, the XLY may invest in a different mix of investments than it would under normal circumstances. The XLY will provide shareholders with at least 60 days notice prior to any material change in its investment policies. The XLY is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities. This differs from an actively managed underlying, which typically seeks to outperform a benchmark index.

Notwithstanding the XLY’s investment objective, the return on your Notes will not reflect any dividends paid on the XLY’s shares, on the securities purchased by the XLY or on the securities that comprise the Consumer Discretionary Select Sector Index.

Autocallable Strategic Accelerated Redemption Securities®	TS-14

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

The Underlying Index of the XLY is part of the Select Sector Indices. See “The Select Sector Indices” below.

The Select Sector Indices

The Technology Select Sector Index and the Consumer Discretionary Select Sector Index are part of the Select Sector Indices. The Select Sector Indices are sub-indices of the S&P 500® Index (“SPX”). Each stock in the SPX is allocated to at least one Select Sector Index, and the combined companies of the eleven Select Sector Indices represent all of the companies in the SPX. The industry indices are sub-categories within each Select Sector Index and represent a specific industry segment of the overall Select Sector Index. The eleven Select Sector Indices seek to represent the eleven SPX sectors. The index compilation agent for these indices (the “Index Compilation Agent”) determines the composition of the Select Sector Indices based on S&P’s sector classification methodology. (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

Each Select Sector Index was developed and is maintained in accordance with the following criteria:

•Each of the component stocks in a Select Sector Index (the “Component Stocks”) is a constituent company of the SPX.

•The eleven Select Sector Indices together will include all of the companies represented in the SPX and each of the stocks in the SPX will be allocated to at least one of the Select Sector Indices.

•The Index Compilation Agent assigns each constituent stock of the SPX to a Select Sector Index. The Index Compilation Agent assigns a company’s stock to a particular Select Sector Index based on S&P Dow Jones Indices’s sector classification methodology as set forth in its Global Industry Classification Standard.

•Each Select Sector Index is calculated by S&P Dow Jones Indices using a modified “market capitalization” methodology. This design ensures that each of the component stocks within a Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of that Select Sector Index.

•For reweighting purposes, each Select Sector Index is rebalanced quarterly after the close of business on the second to last calculation day of March, June, September and December using the following procedures: (1) The rebalancing reference date is two business days prior to the last calculation day of each quarter; and (2) With prices reflected on the rebalancing reference date, and membership, shares outstanding, additional weight factor (capping factor) and investable weight factors (as described in the section “Computation of the S&P 500 Index®” below) as of the rebalancing effective date, each company is weighted using the modified market capitalization methodology. Modifications are made as defined below.

i.The indices are first evaluated to ensure none of the indices breach the maximum allowable limits defined in rules (ii) and (v) below. If any of the allowable limits are breached, the component stocks are reweighted based on their float-adjusted market capitalization weights.

ii.If any component stock has a weight greater than 24%, that component stock has its float-adjusted market capitalization weight capped at 23%. The 23% weight cap creates a 2% buffer to ensure that no component stock exceeds 25% as of the quarter-end diversification requirement date.

iii.All excess weight is equally redistributed to all uncapped component stocks within the relevant Select Sector Index.

iv.After this redistribution, if the float-adjusted market capitalization weight of any other component stock(s) then breaches 23%, the process is repeated iteratively until no component stock breaches the 23% weight cap.

v.The sum of the component stocks with weight greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.

vi.If the rule in step (v) is breached, all the component stocks are ranked in descending order of their float-adjusted market capitalization weights and the first component stock that causes the 50% limit to be breached has its weight reduced to 4.6%.

vii.This excess weight is equally redistributed to all component stocks with weights below 4.6%. This process is repeated iteratively until step (v) is satisfied.

viii.Index share amounts are assigned to each component stock to arrive at the weights calculated above. Since index shares are assigned based on prices one business day prior to rebalancing, the actual weight of each component stock at the rebalancing differs somewhat from these weights due to market movements.

ix.If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure conformity with all diversification requirements.

Each Select Sector Index is calculated using the same methodology utilized by S&P Dow Jones Indices in calculating the SPX, using a base-weighted aggregate methodology. The daily calculation of each Select Sector Index is computed by dividing the total market value of the companies in the Select Sector Index by a number called the index divisor.

The Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business, and should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the Index Compilation Agent notifies S&P Dow Jones Indices that a

Autocallable Strategic Accelerated Redemption Securities®	TS-15

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Component Stock’s Select Sector Index assignment should be changed, S&P Dow Jones Indices will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently.

Component Stocks removed from and added to the SPX will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P Dow Jones Indices for additions and deletions from the SPX insofar as practicable.

Autocallable Strategic Accelerated Redemption Securities®	TS-16

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Historical Data of each Basket Component

The following graph shows the daily historical performance of the KRE on its primary exchange in the period from January 1, 2015 through October 23, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the KRE was $60.18. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the KRE

This historical data on the KRE is not necessarily indicative of the future performance of the KRE or what the value of the notes may be. Any historical upward or downward trend in the price per share of the KRE during any period set forth above is not an indication that the price of the KRE is more or less likely to increase or decrease at any time over the term of the notes.

You should consult publicly available sources for the prices and trading pattern of the KRE.

Autocallable Strategic Accelerated Redemption Securities®	TS-17

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

The following graph shows the daily historical performance of the XLK on its primary exchange in the period from January 1, 2015 through October 23, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the XLK was $289.09. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the XLK

This historical data on the XLK is not necessarily indicative of the future performance of the XLK or what the value of the notes may be. Any historical upward or downward trend in the price per share of the XLK during any period set forth above is not an indication that the price of the XLK is more or less likely to increase or decrease at any time over the term of the notes.

You should consult publicly available sources for the prices and trading pattern of the XLK.

Autocallable Strategic Accelerated Redemption Securities®	TS-18

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

The following graph shows the daily historical performance of the XLY on its primary exchange in the period from January 1, 2015 through October 23, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the Closing Market Price of the XLY was $238.37. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Historical Performance of the XLY

This historical data on the XLY is not necessarily indicative of the future performance of the XLY or what the value of the notes may be. Any historical upward or downward trend in the price per share of the XLY during any period set forth above is not an indication that the price of the XLY is more or less likely to increase or decrease at any time over the term of the notes.

You should consult publicly available sources for the prices and trading pattern of the XLY.

Autocallable Strategic Accelerated Redemption Securities®	TS-19

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Supplement to the Plan of Distribution

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

MLPF&S will purchase the notes from BofAS for resale, and will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of the underwriting discount set forth on the cover of this term sheet.

We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, none of us, MLPF&S, BofAS or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S, BofAS or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on BofAS’s estimate of the value of the notes if BofAS or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BNS or for any purpose other than that described in the immediately preceding sentence.

Autocallable Strategic Accelerated Redemption Securities®	TS-20

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Structuring the Notes

The notes are our unsecured senior debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the performance of the Basket and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S, BofAS and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.

For further information, see “Risk Factors” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-22 of product supplement EQUITY STR-1.

Autocallable Strategic Accelerated Redemption Securities®	TS-21

Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Summary of Canadian Federal Income Tax Consequences

See “Supplemental Discussion of Canadian Federal Income Tax Consequences” in product supplement EQUITY STR-1. In addition to the assumptions, limitations and conditions described therein, such discussion assumes that no amount paid or payable to a Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Act.

Summary of U.S. Federal Income Tax Consequences

The following is a general description of certain U.S. federal tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are residents for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date. We urge you to read the more detailed discussion in the “Material U.S. Federal Income Tax Consequences” section beginning on page PS-41 of product supplement EQUITY STR-1.

No statutory, regulatory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the notes (and of having agreed to the required tax treatment of your notes described below) and as to the application of state, local or other tax laws to your investment in your notes and the possible effects of changes in federal or other tax laws.

Pursuant to the terms of the notes, BNS and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your notes as prepaid derivative contracts with respect to the Basket. If your notes are so treated, subject to the discussion below regarding Section 1260 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), you should generally recognize long-term capital gain or loss if you hold your notes for more than one year (and otherwise, short-term capital gain or loss) upon the taxable disposition (including cash settlement) of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. The deductibility of capital losses is subject to limitations.

However, it is possible that the Internal Revenue Service (the “IRS”) could assert that your holding period in respect of your notes should end on the date on which the amount you are entitled to receive upon maturity or automatic call of your notes is determined, even though you will not receive any amounts from BNS in respect of your notes prior to the maturity or automatic call of your notes. In such case, you may be treated as having a holding period in respect of your notes prior to the maturity or automatic call of your notes, and such holding period may be treated as less than one year even if you receive cash upon the maturity or automatic call of your notes at a time that is more than one year after the beginning of your holding period.

Although uncertain, it is possible that the Call Premium, or proceeds received from the taxable disposition of your notes prior to the Call Settlement Date that could be attributed to the expected Call Premium, could be treated as ordinary income. You should consult your tax advisor regarding this risk.

Section 1260. Because each of the Basket Components would be treated as a “pass-thru entity” for purposes of Section 1260 of the Code, it is possible that the notes could be treated as a constructive ownership transaction under Section 1260 of the Code. If the notes were treated as a constructive ownership transaction, certain adverse U.S. federal income tax consequences could apply (i.e., all or a portion of any long-term capital gain that you recognize upon the taxable disposition of your Notes could be recharacterized as ordinary income and you could be subject to an interest charge on any deferred tax liability with respect to such recharacterized gain). We urge you to read the discussion concerning the possible treatment of the notes as a constructive ownership transaction under “Material U.S. Federal Income Tax Consequences— Section 1260” in the accompanying product supplement.

Based on certain factual representations received from us, our special U.S. tax counsel, Fried, Frank, Harris, Shriver & Jacobson LLP, is of the opinion that it would be reasonable to treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes as a single contingent payment debt instrument or pursuant to some other characterization (including possible treatment as a “constructive ownership transaction” under Section 1260 of the Code), such that the timing and character of your income from the notes could differ materially and adversely from the treatment described above.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the notes. According to Notice 2008-2, the IRS and the U.S. Department of the Treasury (the “Treasury”) are considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. According to the Notice, the IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code, discussed above, should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates or certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may

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Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

include any income or gain realized with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.

Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, discussed below, you should generally not be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 897 of the Code and Section 871(m) of the Code, discussed below, gain realized from the taxable disposition of a note generally will not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

Section 897. We will not attempt to ascertain whether any Basket Component would be treated as a “United States real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. We also have not attempted to determine whether the notes should be treated as “United States real property interests” (“USRPI”) as defined in Section 897 of the Code. If any such entity and/or the notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain realized by a non-U.S. holder in respect of the notes upon a taxable disposition (including cash settlement) of the notes to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of any such entity as a USRPHC and/or the notes as USRPI.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta-one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2017. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta-one specified equity-linked instruments and are issued before January 1, 2027.

Based on our determination that the notes are not “delta-one” with respect to the Basket or any Basket Component, our special U.S. tax counsel is of the opinion that the notes should not be delta-one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations on the date the terms of the notes are set. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after the date the terms are set, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Basket, any Basket Component or your notes, and following such occurrence your notes could be treated as delta-one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if you enter, or have entered, into certain other transactions in respect of the the Basket, any Basket Component or the notes. If you enter, or have entered, into other transactions in respect of the the Basket, any Basket Component or the notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits and income, and the gross proceeds from a disposition of property of a type which can

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produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments”, will not apply to gross proceeds on a sale or disposition, and will apply to certain foreign passthru payments only to the extent that such payments are made after the date that is two years after final regulations defining the term “foreign passthru payment” are published. If withholding is required, we (or the applicable paying agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a foreign entity) under the FATCA rules.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of notes purchased after the bill was enacted to accrue interest income over the term of the notes despite the fact that there will be no interest payments over the term of the notes.

Furthermore, in 2013 the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is not possible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your notes.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of BNS).

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Autocallable Strategic Accelerated Redemption Securities® Linked to a Basket of Three ETFs, due November 6, 2026

Validity of the Notes

In the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, as special counsel to BNS, when the notes offered by this term sheet have been executed and issued by BNS and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the notes will be valid and binding obligations of BNS, enforceable against BNS in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).  This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Fried, Frank, Harris, Shriver & Jacobson LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by Osler, Hoskin & Harcourt LLP, Canadian legal counsel for BNS, in its opinion expressed below.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the notes, authentication of the notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Fried, Frank, Harris, Shriver & Jacobson LLP dated October 9, 2024 filed with the SEC as Exhibit 5.3 to the Registration Statement on Form F-3 on October 9, 2024.

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of BNS in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, and delivered against payment therefor, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of BNS, subject to the following limitations (i) the enforceability of the Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, preference, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the Trustees’ authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated October 9, 2024, which has been filed as Exhibit 5.2 to BNS’ Form F-3 filed with the SEC on October 9, 2024.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. You should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.

“Strategic Accelerated Redemption Securities®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S and BofAS.

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